

October 3, 2013

Via E-mail
Mr. Tim T. Esaki
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
200 Village Road
Lahaina, Maui, HI 96761

> **Re: Maui Land & Pineapple Company, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-06510**

Dear Mr. Esaki:

We have read your supplemental response letter dated September 10, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Leasing, page 3

1.   We note your response to comment 4. Please confirm to us that you will identify leased buildings and their related lease terms, as well as occupancy data and lease expiration information, in your next Form 10-Q.

Notes to Consolidated Financial Statements, page 27

2.   We note your response to comment 13 from our letter dated August 27, 2013. In future filings, please consider including a Property note to the consolidated financial statements that provides further detail of what is included in each of the Property account line items with significant balances.

<u>Deferred Development Costs, page 28</u>

3.   We note your response to comment 2 from our letter dated August 27, 2013 in which you state that land acquired in the early 1900s at the Kapalua Resort, Pulelehua and Hali'imaile Town is included in the balance of deferred development costs. This contradicts your disclosure on page 28 which states that deferred development costs are related to various projects at the Kapalua Resort that will be allocated to future development projects. Please provide us with a detailed schedule of what is included in the $7.6 million deferred development costs, as well as an analysis of why you believe the costs allocated to each asset group are recoverable. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant